Delisting Determination, The Nasdaq Stock Market, LLC, January 25, 2023, Schmitt Industries, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrants of Schmitt Industries, Inc., effective at the opening of the trading session on February 6, 2023. Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1) and 5606.
The Company was notified of the Staff determination on January 5, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on January 17, 2023.